SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the

Securities Exchange Act Of 1934

Amendment No. 2

MFS Municipal Income Trust

(Name of Subject Company (Issuer))

MFS Municipal Income Trust

(Name of Filing Person (Issuer))

Municipal Auction Rate Cumulative Preferred Shares, Series T and Series TH, Without Par

(Title of Class of Securities)

552738205

552738304

(CUSIP Number of Class of Securities)

Susan S. Newton

Massachusetts Financial Services Company

500 Boylston Street

Boston, MA 02116

Telephone: (617) 951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

David C. Sullivan

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Telephone: (617) 951-7000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$108,062,500 (a)	$12,383.97 (b)

(a) Calculated as the aggregate maximum purchase price to be paid for 4,550 shares in the offer, based upon a price of 95% of the liquidation preference of $25,000 per share (or $23,750 per share).

(b) Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,383.97	Filing Party:	MFS Municipal Income Trust

Form or Registration No.:	Schedule TO	Date Filed:	August 9, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEMS 1 THROUGH 9 AND ITEM 11.

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed by MFS Municipal Income Trust, a Massachusetts business trust (the “Trust”) on August 9, 2012, as amended by Amendment No. 1 filed on August 23, 2012, relating to the Trust’s offer to purchase for cash up to 100% of its outstanding shares of preferred stock, without par value and a liquidation preference of $25,000 per share, designated Municipal Auction Rate Cumulative Preferred Shares, Series T and Series TH (the “Preferred Stock”), upon the terms and subject to the conditions set forth in the Trust’s Offer to Purchase dated August 9, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”), copies of which have been previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Filed herewith as Exhibit (a)(5)(iv) and incorporated herein by reference is a copy of the press release issued by the Fund dated August 31, 2012, announcing the adjournment of a special meeting of the Municipal Auction Rate Cumulative Preferred Shares (“ARPS”) holders of the Fund to permit the continued solicitation of additional votes. The purpose of the special meetings is for the ARPS holders of the Fund to vote on whether to amend the Fund’s bylaws to replace Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”), with Fitch, Inc. (“Fitch”) as a rating agency for the Fund’s ARPS and make other noted changes as described in the Notice of Special Meeting and Proxy Statement dated August 9, 2012.

ITEM 10.

Not applicable.

ITEM 12. EXHIBITS.

Item 12 is hereby amended to add the following exhibit.

Exhibit No.	Document

(a)(5)(iv)	Press release issued by the Fund dated August 31, 2012.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MFS Municipal Income Trust

By:	/S/ SUSAN S. NEWTON
Name:	Susan S. Newton
Title:	Assistant Secretary and Assistant Clerk

Dated as of: August 31, 2012

EXHIBIT INDEX

Exhibit No.	Document

(a)(5)(iv)	Press release issued by the Fund dated August 31, 2012.